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                          March 27, 2022

       Siping Xu
       Chief Executive Officer
       MDJM LTD
       Xikang Road, Heping District, Tianjin
       Suite C-1505, Saidun Center
       People's Republic of China

                                                        Re: MDJM LTD
                                                            Amendment No. 1 to
Registration Statement on Form F-3/A
                                                            Filed January 28,
2022
                                                            File No. 333-261347

       Dear Mr. Xu:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our December 21, 2021 letter.

       Amendment No. 1 to Form F-3/A Filed January 28, 2022

       Cover Page

   1. We note your amended disclosure in response to comment 1. We reissue the comment in part. Please revise
your amended disclosure regarding the legal and operational risks associated with being
based in or having the majority of the company's operations in
                                                        China to make clear
that these risks could cause the value of your securities to significantly decline
or be worthless.
   2. We note your amended disclosure in response to comment 2 from our previous letter. We reissue the comment in
part. Please clearly disclose, on the Cover Page, how you will
 Siping Xu
FirstName  LastNameSiping Xu
MDJM LTD
Comapany
March      NameMDJM LTD
       27, 2022
March2 27, 2022 Page 2
Page
FirstName LastName
         refer to the numerous subsidiaries of the Company throughout the filing when providing disclosure. Additionally, we note you refer to "our ... VIE" on the Cover Page and page
         12. Please revise to refrain from using terms such as "our" when describing activities or functions of the VIE.
3. We note your response to comment 3 and the related changes to your disclosure. Please expand your disclosure to discuss any cash transfers made by the parent to other subsidiaries to fund operations. For example, it appears from your condensed consolidating statement of cash flows for the period ended June 30, 2021 approximately
         $3.1 million was transferred from the parent to the other
subsidiaries.
4. We note references here, page 3, page 6 and elsewhere that you do not "directly hold"
         equity interests in the VIE. As this implies an indirect equity interest, please revise to avoid suggesting that the contractual agreements are equivalent to equity ownership in the business of the VIE.
5. We note disclosure on page 12 and elsewhere that you are not required to obtain certain permissions or approvals. Please revise the Cover Page and elsewhere to address the extent to which you, your subsidiaries, or VIEs are covered by permissions requirements from the China Securities Regulatory Commission (CSRC), Cyberspace Administration of
         China (CAC) or any other governmental agency that is required to
approve the VIE   s
         operations, and state affirmatively whether you have received all requisite permissions or approvals and whether any permissions or approvals have been denied. Please also describe the consequences to you and your investors if you, your subsidiaries, or the VIEs:
         (i) do not receive or maintain such permissions or approvals, (ii) inadvertently conclude that such permissions or approvals are not required, or (iii) applicable laws, regulations, or interpretations change and you are required to obtain such permissions or approvals in the future. In this regard, we note the statement that "[a]ccording to our PRC counsel, no relevant laws or regulations in the PRC explicitly require us to seek approval from the
         China Securities Regulatory Commission for our overseas listing." Identify counsel providing this and other opinions regarding statements about permissions and file a consent under Item 601(b)(23) of Regulation S-K.
6. We note the statement that "[a]s confirmed by our PRC counsel, we will not be subject to cybersecurity review with the Cyberspace Administration of China." Please identify counsel and file a consent under Item 601(b)(23) of Regulation S-K. Summary, page 3

7. Please revise to describe any restrictions on foreign exchange and your ability to transfer cash between entities, across borders, and to U.S. investors. Describe any restrictions and limitations on your ability to distribute earnings from the company, including your subsidiaries and/or the consolidated VIEs, to the parent company and U.S. investors as well as the ability to settle amounts owed under the VIE agreements.
8. We note your revised disclosure in response to comment 5. Please revise to clearly
 Siping Xu
MDJM LTD
March 27, 2022
Page 3
       identify the entity(ies) in which the company   s operations are
conducted.
9. We note your revised disclosure and response to comment 7. Please revise to include summary risk factors and cross references to the more detailed disclosure for all relevant risks. As non-exclusive examples, you do not include summary risk factors for the risks referenced in prior comments 1 or 11.
10. We note your revised disclosure in response to comment 9. Please note we are continuing to consider your disclosure and may have further comment.
Risk Factors, page 18

11. We note your amended disclosure in response to comment 11. We reissue the comment in part. Please revise your disclosure to provide that under either the Holding Foreign
       Companies Accountable Act and/or the Accelerating Holding Foreign
Companies
       Accountable Act, a material risk to investors if the PCAOB cannot inspect your auditor is that your securities may be delisted and/or trading in your securities could be prohibited.
12. We note your revised disclosure in the last risk factor on page 19 regarding greater oversight by the Cyberspace Administration of China (CAC) over data security and the statement that you believe you "will not be subject to cybersecurity review by the CAC for this offering." Please revise to expand your affirmative statement to also address your business generally and not just this offering.
Enforceability of Civil Liabilities, page 46

13. We note the discussion of difficulties and uncertainties regarding enforcement of civil liabilities, especially with respect to the Cayman Islands. Please revise here and the related Risk Factors disclosure to clearly describe the additional difficulties and uncertainties arising from the fact that "[s]ubstantially all of our assets are located in
       China." Please provide similar disclosure here and in Risk Factors regarding the difficulty of shareholders to enforce their legal rights under United States securities laws given that all of your directors and executive officers appear to be in China. Please contact Austin Wood at 202-551-5586 or Jim Lopez at 202-551-3536
with
any questions.



                                                             Sincerely,
FirstName LastNameSiping Xu
                                                             Division of
Corporation Finance
Comapany NameMDJM LTD
                                                             Office of Real
Estate & Construction
March 27, 2022 Page 3
cc:       Ying Li
FirstName LastName